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EXHIBIT 9

THIRD AMENDMENT TO CREDIT FACILITATION AGREEMENT

        1.    Parties.    The parties to this Third Amendment to Credit Facilitation Agreement are Gottschalks Inc., a Delaware Corporation, and The Harris Company, a California Corporation.

        2.    Definitions.    The terms as used herein shall have meanings ascribed to them in the Credit Facilitation Agreement executed by the parties on February 22, 2002, the First Amendment to Credit Facilitation Agreement executed by the parties on May 29, 2002, and the Second Amendment to Credit Facilitation Agreement executed by the parties on August 22, 2002, unless a different meaning is ascribed to them in this Third Amendment to Credit Facilitation Agreement.

        3.    Extension of Standby Letter of Credit.    Credit Facilitator shall cause the Standby Letter of Credit to be amended by Bank to permit draws by Beneficiary until March 31,2003, and thereafter, until July 29, 2003, in the event the Corporation files, or there is filed against it, a petition under the United States Bankruptcy Code or Corporation make an assignment for the benefit of its creditors (the "Expiration Dates"). Otherwise, the Standby Letter of Credit shall be and remain as first issued on February 22, 2002, amended by Bank on May 31, 2002, and amended by Bank on August 29, 2002.

        4.    Cancellation of Standby Letter of Credit.    The Standby Letter of Credit shall be cancelled, and be of no further force and effect, concurrently with the closing and funding of any sale by Corporation of its private label Accounts Receivable prior to the Expiration Dates (the "Sale"). Corporation shall take such action, or cause others to take such action, that may be required by Bank to cancel the Standby Letter of Credit, whatever that action may be, without limitation or condition, within five (5) business days of the occurrence of the Sale. The obligation of Corporation shall be unconditional and not subject to the existence of any fact or condition existing at the time of the Sale with respect to any agreement or performance obligation or document or understanding that may exist or pertain with respect to Corporation and any person or entity.

        5.    Payment to Credit Facilitator.    Corporation shall pay to Credit Facilitator, on demand and in immediately available funds, the amount of any Payment to Beneficiary by Bank plus interest at the lesser of ten percent (10%) per annum, or the greatest amount that may be charged without violation of law.

        6.    Corporation to Pay Credit Facilitator Bank's Fees, Expenses and Costs.    Corporation shall pay to Credit Facilitator, on demand and in immediately available funds, the Bank's Fees, Expenses and Costs for amending the Standby Letter of Credit, plus interest at the lesser of ten percent (10%) per annum, or the greatest amount that may be charged without violation of law, from and after five (5) business days of demand to the date of payment to Credit Facilitator.

        7.    Effect of Third Amendment.    The Credit Facilitation Agreement, the First Amendment to Credit Facilitation Agreement, and the Second Amendment to the Credit Facilitation Agreement, shall remain in full force and effect as originally written, except as modified, superseded or amended, by this Third Amendment.

SIGNATURE PROVISIONS ON THE FOLLOWING PAGE

Dated January 3, 2003

GOTTSCHALKS INC., A Delaware Corporation
By:	/s/ JAMES R. FAMALETTE James R. Famalette President and Chief Executive Officer
By:	/s/ GARY GLADDING Gary Gladding Executive Vice President of Merchandising
THE HARRIS COMPANY, A California Corporation
By:	/s/ JORGE PONT Jorge Pont President and Chief Executive Officer
By:	/s/ THOMAS H. MCPETERS Thomas H. McPeters Chief Financial Officer and Secretary

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  EXHIBIT 9
THIRD AMENDMENT TO CREDIT FACILITATION AGREEMENT